September 27, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Cecilia Blye
Office of Global Security Risk

Re:    POSCO Annual Report on Form 20-F

Dear Ms. Cecilia Blye:

Reference is made to your letter dated September 20, 2017 (the “Comment Letter”) addressed to POSCO (“POSCO” or the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided its comment to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2016 (the “Annual Report”). The Company would like to thank you for your review of the Annual Report.

The Company sets forth in this letter its response to the comment in your letter. For your convenience, the Company has included the text of the Staff’s comment in bold and keyed its response accordingly.

General

1.	You stated in your letter to us dated October 17, 2014 that you sold products into Syria, which is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about any contacts with Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Syria since the referenced letter, whether through subsidiaries, joint ventures or other direct or indirect arrangements. You should describe any goods, technology, services or funds you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of that country or entities it controls.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 2

In our letter to the Staff dated October 17, 2014 (“October 17, 2014 Letter”), we stated that Daewoo International Co., Ltd. (since then renamed POSCO Daewoo Co., Ltd.), from time to time, engages in trade with Syrian entities of chemical items, such as polyvinyl chloride, as well as sales of commercial vehicles including cargo trucks and automotive components used in the production of tires. We also stated that POSCO Daewoo Co., Ltd. (“POSCO Daewoo”) generated revenues of approximately US$5 million in 2011, US$6 million in 2012, US$0.3 million in 2013 and US$0.05 million in the first half of 2014. In addition, we stated that POSCO did not sell any steel products or services in Syria in 2011, 2012 or the first half of 2014 but sold a limited volume of cold-rolled steel products in Syria in 2013 and recognized revenues of Won 414 million (or US$0.4 million).

Subsequent to such periods indicated in the October 17, 2014 Letter, we confirm that the Company, whether through its subsidiaries, joint ventures or other direct or indirect arrangements, has not engaged in, nor currently has any plans to engage in, any business activities in Syria. Accordingly, the Company did not include any disclosure about any contacts with Syria in its Annual Report.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing is responsive to your inquiries. Please direct any further questions or comments to POSCO’s Finance Department at +82-2-3457-1098 (fax:+82-2-3457-1982), or POSCO’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at (+82-2-6353-8020 (fax at +82-2-6353-8099 and e-mail at jhan@cgsh.com).

Sincerely,

/s/ Yoon, Duk Il
Yoon, Duk Il
Finance & Investment Division
Finance Department

Ms. Cecilia Blye

Securities and Exchange Commission, p. 3

cc: Pamela	Long

Assistant Director

Division of Corporation Finance

Pradip Bhaumik

Special Counsel

Office of Global Security Risk

Jinduk Han

Partner

Cleary Gottlieb Steen & Hamilton LLP